Exhibit 99.1

NIO Inc. Reports Unaudited First Quarter 2026 Financial Results

Quarterly Total Revenues Reached RMB25,532.7 Million (US$3,701.5 Million)i

Quarterly Vehicle Deliveries Were 83,465 Units

SHANGHAI, China, May 21, 2026 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the global smart electric vehicle market, today announced its unaudited financial results for the first quarter ended March 31, 2026.

Operating Highlights for the First Quarter of 2026

•	Vehicle deliveries were 83,465 in the first quarter of 2026, representing an increase of 98.3% from the first quarter of 2025, and a decrease of 33.1% from the fourth quarter of 2025. The deliveries consisted of 58,543 vehicles from NIO brand, 13,339 vehicles from ONVO brand, and 11,583 vehicles from FIREFLY brand.

Key Operating Results

	2026 Q1	2025 Q4	2025 Q3	2025 Q2
Deliveries	83,465	124,807	87,071	72,056

	2025 Q1	2024 Q4	2024 Q3	2024 Q2
Deliveries	42,094	72,689	61,855	57,373

Financial Highlights for the First Quarter of 2026

•	Vehicle sales were RMB22,783.7 million (US$3,302.9 million) in the first quarter of 2026, representing an increase of 129.2% from the first quarter of 2025 and a decrease of 27.9% from the fourth quarter of 2025.

•	Vehicle marginii was 18.8% in the first quarter of 2026, compared with 10.2% in the first quarter of 2025 and 18.1% in the fourth quarter of 2025.

•	Total revenues were RMB25,532.7 million (US$3,701.5 million) in the first quarter of 2026, representing an increase of 112.2% from the first quarter of 2025 and a decrease of 26.3% from the fourth quarter of 2025.

•	Gross profit was RMB4,859.1 million (US$704.4 million) in the first quarter of 2026, representing an increase of 428.4% from the first quarter of 2025 and a decrease of 20.0% from the fourth quarter of 2025.

•	Gross margin was 19.0% in the first quarter of 2026, compared with 7.6% in the first quarter of 2025 and 17.5% in the fourth quarter of 2025.

•	Loss from operations was RMB308.8 million (US$44.8 million) in the first quarter of 2026, compared with loss from operations of RMB6,418.1 million in the first quarter of 2025 and profit from operations of RMB807.3 million in the fourth quarter of 2025. Excluding share-based compensation expenses, adjusted profit from operations (non-GAAP) was RMB66.8 million (US$9.7 million) in the first quarter of 2026, compared with adjusted loss from operations (non-GAAP) of RMB5,947.2 million in the first quarter of 2025 and adjusted profit from operations (non-GAAP) of RMB1,251.3 million in the fourth quarter of 2025.

•	Net loss was RMB332.1 million (US$48.1 million) in the first quarter of 2026, compared with net loss of RMB6,750.0 million in the first quarter of 2025 and net profit of RMB282.7 million in the fourth quarter of 2025. Excluding share-based compensation expenses, adjusted net profit (non-GAAP) was RMB43.5 million (US$6.3million) in the first quarter of 2026, compared with adjusted net loss (non-GAAP) of RMB6,279.1 million in the first quarter of 2025 and adjusted net profit (non-GAAP) of RMB726.8 million in the fourth quarter of 2025.

•	Cash and cash equivalents, restricted cash, short-term investment and long-term time deposits were RMB48.2 billion (US$7.0 billion) as of March 31, 2026.

Key Financial Results for the First Quarter of 2026

(in RMB million, except for percentage)

	2026Q1	2025 Q4	2025 Q1	% Changeiii
				QoQ		YoY
Vehicle Sales	22,783.7	31,606.2	9,939.3	-27.9%		129.2%
Vehicle Margin	18.8%	18.1%	10.2%	70	bp	860	bp

Total Revenues	25,532.7	34,650.2	12,034.7	-26.3%		112.2%
Gross Profit	4,859.1	6,074.1	919.6	-20.0%		428.4%
Gross Margin	19.0%	17.5%	7.6%	150	bp	1,140	bp

(Loss)/Profit from Operations	(308.8)	807.3	(6,418.1)	N/A		-95.2%
Adjusted Profit/(Loss) from Operations (non-GAAP)	66.8	1,251.3	(5,947.2)	-94.7%		N/A

Net (Loss)/Profit	(332.1)	282.7	(6,750.0)	N/A		-95.1%
Adjusted Net Profit/(Loss) (non-GAAP)	43.5	726.8	(6,279.1)	-94.0%		N/A

Recent Developments

Deliveries in April 2026

•	The Company delivered 29,356 vehicles in April 2026. As of April 30, 2026, the Company had delivered 112,821 vehicles in 2026, with cumulative deliveries reaching 1,110,413.

Debut of NIO ES9

•	On April 9, 2026, NIO’s flagship executive SUV, the ES9, officially commenced pre-sales, and will be officially launched and commence delivery on May 27, 2026. As the culmination of over a decade of technological innovation, the ES9 redefines the benchmark for flagship SUVs through its signature design, exceptional space, advanced intelligence, refined comfort, and comprehensive safety. The ES9, featuring over 40 industry-first technologies and nearly 40 class-leading configurations, is set to usher in the era of battery electric vehicles for executive flagship SUVs.

Commencement of ONVO L80 delivery

•	On April 28, 2026, ONVO commenced the pre-sale of its flagship large five-seat SUV, the L80, with deliveries commencing shortly after its official launch on May 15, 2026. Fully equipped with ONVO’s latest flagship technologies in spatial engineering, vehicle safety, and lightweight design, the L80 sets a new benchmark as China’s five-seat SUV with the largest trunk space and outstanding versatility. Leveraging technological innovation to redefine user experience, the L80 will expand the addressable scenarios of large five-seat SUVs, accompanying families on every journey of joy.

CEO and CFO Comments

“In the first quarter of 2026, the Company delivered 83,465 smart electric vehicles, representing a year-over-year increase of 98.3%. Starting from the second quarter, the Company has entered an intensive new product launch and delivery cycle. We expect total deliveries in the second quarter to range between 110,000 and 115,000 vehicles, with a year-over-year growth of 52.7% to 59.6%,” said William Bin Li, founder, chairman, and chief executive officer of NIO.

“After eleven years of sustained investment and dedication, the Company has built comprehensive systematic innovation capabilities, serving as the core foundation for us to continuously launch innovative products and strengthen our long-term competitiveness. The NIO All-New ES8 has ranked first in sales in both China’s large SUV segment and the segment priced above RMB 400,000 for five consecutive months. The NIO ES9, our flagship executive SUV, integrates multiple industry-first technologies and class-leading features, and is poised to lead the premium flagship executive SUV segment into the battery electric era. This year, powered by NIO’s in-house developed smart driving chip, NIO WorldModel and the full-domain vehicle operating system, ONVO’s new models will undergo comprehensive upgrades in smart technologies, continuously enhancing user experience. The recently launched ONVO L80, ONVO’s flagship large five-seat SUV, caters to broader user needs through innovative space and lifestyle design. FIREFLY will continue to launch special edition models to deepen emotional connections with users,” added William Bin Li.

"In the first quarter of 2026, our vehicle margin stood at 18.8%, improving quarter-over-quarter for four consecutive quarters. Other sales margin reached 20.6%, a four-year high, supported by the expanding scale and improving profitability of our services and community-related businesses as our user base continues to grow. We also maintained positive non-GAAP operating profit in the quarter, and cash reserves continued to increase,” said Stanley Yu Qu, NIO’s chief financial officer. “We are encouraged by the continued improvement across all key operating metrics. Looking ahead, we will further enhance cost and operational efficiency while strengthening our sustainable business capabilities.”

Financial Results for the First Quarter of 2026

Revenues

•	Total revenues in the first quarter of 2026 were RMB25,532.7 million (US$3,701.5 million), representing an increase of 112.2% from the first quarter of 2025 and a decrease of 26.3% from the fourth quarter of 2025.

•	Vehicle sales in the first quarter of 2026 were RMB22,783.7 million (US$3,302.9 million), representing an increase of 129.2% from the first quarter of 2025 and a decrease of 27.9% from the fourth quarter of 2025. The increase in vehicle sales over the first quarter of 2025 was mainly due to an increase in delivery volume and a higher average selling price mainly driven by a favorable product mix. The decrease in vehicle sales over the fourth quarter of 2025 was mainly attributable to a decrease in delivery volume.

•	Other sales in the first quarter of 2026 were RMB2,748.9 million (US$398.5 million), representing an increase of 31.2% from the first quarter of 2025 and a decrease of 9.7% from the fourth quarter of 2025. The increase in other sales over the first quarter of 2025 was mainly due to (i) increase in sales of parts, accessories and after-sales vehicle services, and provision of power solutions, as a result of continued growth in the number of users, and (ii) increase in revenues from auto financing services. The decrease in other sales over the fourth quarter of 2025 was mainly due to decrease in revenues from technical research and development services and used car sales.

Cost of Sales and Gross Margin

•	Cost of sales in the first quarter of 2026 was RMB20,673.5 million (US$2,997.0 million), representing an increase of 86.0% from the first quarter of 2025 and a decrease of 27.7% from the fourth quarter of 2025. The increase in cost of sales over the first quarter of 2025 was mainly attributable to an increase in delivery volume. The decrease in cost of sales over the fourth quarter of 2025 was mainly attributable to a decrease in delivery volume.

•	Gross profit in the first quarter of 2026 was RMB4,859.1 million (US$704.4 million), representing an increase of 428.4% from the first quarter of 2025 and a decrease of 20.0% from the fourth quarter of 2025.

•	Gross margin in the first quarter of 2026 was 19.0%, compared with 7.6% in the first quarter of 2025 and 17.5% in the fourth quarter of 2025. The increase in gross margin over the first quarter of 2025 was mainly attributable to the increased vehicle margin. The increase in gross margin over the fourth quarter of 2025 was mainly due to (i) an improvement in the gross loss rate from provision of power solutions, and (ii) increase in sales from parts, accessories and after-sales vehicle services with relatively higher margins.

•	Vehicle margin in the first quarter of 2026 was 18.8%, compared with 10.2% in the first quarter of 2025 and 18.1% in the fourth quarter of 2025. The increase in vehicle margin from the first quarter of 2025 and the fourth quarter of 2025 was mainly attributable to a more favorable product mix.

Operating Expenses

•	Research and development expenses in the first quarter of 2026 were RMB1,885.0 million (US$273.3 million), representing a decrease of 40.7% from the first quarter of 2025 and a decrease of 7.0% from the fourth quarter of 2025. Excluding share-based compensation expenses, adjusted research and development expenses (non-GAAP) were RMB1,708.2 million (US$247.6 million) in the first quarter of 2026, representing a decrease of 41.4% from the first quarter of 2025 and a decrease of 2.1% from the fourth quarter of 2025.The decrease in research and development expenses over the first quarter of 2025 was mainly due to decreased personnel costs in research and development functions primarily as a result of organizational optimization, and decreased design and development costs mainly resulting from different stages of development and improved operational efficiency. The decrease in research and development expenses over the fourth quarter of 2025 was mainly due to decreased design and development costs, which resulted from different stages of development and improved operational efficiency.

•	Selling, general and administrative expenses in the first quarter of 2026 were RMB3,497.3 million (US$507.0 million), representing a decrease of 20.5% from the first quarter of 2025 and a decrease of 1.1% from the fourth quarter of 2025. Excluding share-based compensation expenses, adjusted selling, general and administrative expenses (non-GAAP) were RMB3,308.7 million (US$479.7 million) in the first quarter of 2026, representing a decrease of 21.4% from the first quarter of 2025 and a decrease of 2.4% from the fourth quarter of 2025. The decrease in selling, general and administrative expenses over the first quarter of 2025 was mainly attributable to a decrease in personnel and related costs in marketing and other supporting functions as a result of organizational optimization, as well as a decrease in sales and marketing activities. Selling, general and administrative expenses in the first quarter of 2026 remained relatively stable compared with the fourth quarter of 2025.

(Loss)/Profit from Operations

•	Loss from operations in the first quarter of 2026 was RMB308.8 million (US$44.8 million), compared with loss from operations of RMB6,418.1 million in the first quarter of 2025 and profit from operations of RMB807.3 million in the fourth quarter of 2025. Excluding share-based compensation expenses, adjusted profit from operations (non-GAAP) was RMB66.8 million (US$9.7 million) in the first quarter of 2026, compared with adjusted loss from operations (non-GAAP) of RMB 5,947.2 million in the first quarter of 2025 and adjusted profit from operations (non-GAAP) of RMB1,251.3 million in the fourth quarter of 2025.

Net (Loss)/Profit and Earnings Per Share/ADS

•	Net loss in the first quarter of 2026 was RMB332.1 million (US$48.1 million), compared with net loss of RMB6,750.0 million in the first quarter of 2025 and net profit of RMB282.7million in the fourth quarter of 2025. Excluding share-based compensation expenses, adjusted net profit (non-GAAP) was RMB43.5 million (US$6.3 million) in the first quarter of 2026, compared with adjusted net loss (non-GAAP) of RMB6,279.1 million in the first quarter of 2025 and adjusted net profit of RMB726.8 million in the fourth quarter of 2025.

•	Net loss attributable to NIO’s ordinary shareholders in the first quarter of 2026 was RMB496.0 million (US$71.9 million), compared with net loss attributable to NIO’s ordinary shareholders of RMB6,891.1 million in the first quarter of 2025 and net profit attributable to NIO’s ordinary shareholders of RMB122.4 million in the fourth quarter of 2025. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net profit attributable to NIO’s ordinary shareholders (non-GAAP) was RMB44.5 million (US$6.5 million) in the first quarter of 2026, compared with adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) of RMB6,275.6 million in the first quarter of 2025 and adjusted net profit attributable to NIO’s ordinary shareholders (non-GAAP) of RMB728.1 million in the fourth quarter of 2025.

•	Basic and diluted net loss per ordinary share/ADS in the first quarter of 2026 were both RMB0.20 (US$0.03), compared with basic and diluted net loss per ordinary share/ADS of RMB3.29 in the first quarter of 2025 and basic and diluted net profit per ordinary share/ADS of RMB0.05 in the fourth quarter of 2025. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net profit per share/ADS (non-GAAP) were both RMB0.02 (US$0.00) in the first quarter of 2026, compared with adjusted basic and diluted net loss per share/ADS (non-GAAP) of RMB3.01 in the first quarter of 2025 and adjusted basic and diluted net profit per ordinary share/ADS (non-GAAP) of RMB0.29 in the fourth quarter of 2025.

Balance Sheet

•	Balance of cash and cash equivalents, restricted cash, short-term investment and long-term time deposits was RMB48.2 billion (US$7.0 billion) as of March 31, 2026. Our net current assets turned positive as of March 31, 2026 and we generated positive operating cash flows and adjusted net profit (non-GAAP) in the first quarter of 2026, despite recording a net loss under GAAP in this quarter. Based on our going concern and liquidity assessment, which considers our business plan including revenue growth from the sales of existing and new vehicle models, continuous optimization of operation efficiency to improve operating cash flows, working capital management, the ability to raise funds from banks under available credit quotas and other sources when needed, and evaluates uncertainties as to the successful execution of our business plan, we believe that our financial resources, including our available cash and cash equivalents, restricted cash and short-term investments, cash generated from operating activities and funds from available credit quotas and other sources will be sufficient to support our continuous operations in the ordinary course of business for the next twelve months.

Business Outlook

For the second quarter of 2026, the Company expects:

•	Deliveries of vehicles to be between 110,000 and 115,000 vehicles, representing an increase of approximately 52.7% to 59.6% from the same quarter of 2025.

•	Total revenues to be between RMB32,777 million (US$4,752 million) and RMB34,436 million (US$4,992 million), representing an increase of approximately 72.4% to 81.2% from the same quarter of 2025.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 21, 2026 (8:00 PM Beijing/Hong Kong/Singapore Time on May 21, 2026).

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

https://s1.c-conf.com/diamondpass/10054768-rm1exy.html

A replay of the conference call will be accessible by phone at the following numbers, until May 29, 2026:

United States:	+1-855-883-1031
Hong Kong, China:	+852-800-930-639
Mainland, China:	+86-400-1209-216
Singapore:	+65-800-1013-223
International:	+61-7-3107-6325
Replay PIN:	10054768

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the global smart electric vehicle market. Founded in November 2014, NIO aspires to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. NIO envisions itself as a user enterprise where innovative technology meets experience excellence. NIO designs, develops, manufactures and sells smart electric vehicles, driving innovations in next-generation core technologies. NIO distinguishes itself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. NIO provides premium smart electric vehicles under the NIO brand, premium smart electric vehicles for families through the ONVO brand, and small smart high-end electric cars with the FIREFLY brand.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted profit/(loss) from operations (non-GAAP), adjusted net profit/(loss) (non-GAAP), adjusted net profit/(loss) attributable to ordinary shareholders (non-GAAP) and adjusted basic and diluted net profit/(loss) per share/ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. The Company defines adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP) and adjusted profit/(loss) from operations (non-GAAP) and adjusted net profit/(loss) (non-GAAP) as cost of sales, research and development expenses, selling, general and administrative expenses, profit/(loss) from operations and net profit/(loss) excluding share-based compensation expenses and organizational optimization charges. The Company defines adjusted net profit/(loss) attributable to ordinary shareholders (non-GAAP) and adjusted basic and diluted profit/(loss) per share/ADS (non-GAAP) as profit/(loss) attributable to ordinary shareholders and basic and diluted profit/(loss) per share/ADS excluding share-based compensation expenses, organizational optimization charges and accretion on redeemable non-controlling interests to redemption value. By excluding the impact of share-based compensation expenses, organizational optimization charges and accretion on redeemable non-controlling interests to redemption value, which are either non-cash or not indicative of the Company’s ordinary or ongoing operations due to their size or nature, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net profit/(loss) or other consolidated statements of comprehensive profit/(loss) data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

For more information, please visit: http://ir.nio.com.

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com

Source: NIO

NIO INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	11,274,094	8,827,507	1,279,720
Restricted cash	14,745,975	16,304,820	2,363,703
Short-term investments	19,755,809	22,938,157	3,325,334
Trade and notes receivables	1,394,445	1,159,560	168,101
Amounts due from related parties	16,078,250	16,375,974	2,374,018
Inventory	8,530,854	8,579,710	1,243,797
Prepayments and other current assets	4,853,610	5,154,523	747,249
Total current assets	76,633,037	79,340,251	11,501,922
Non-current assets:
Long-term restricted cash	88,325	86,036	12,473
Property, plant and equipment, net.	25,827,968	25,432,871	3,686,992
Intangible assets, net	29,648	29,648	4,298
Land use rights, net	196,691	195,365	28,322
Long-term investments	2,480,518	2,450,240	355,210
Right-of-use assets - operating lease	11,711,306	11,301,509	1,638,375
Other non-current assets	7,433,585	7,359,089	1,066,844
Total non-current assets	47,768,041	46,854,758	6,792,514
Total assets	124,401,078	126,195,009	18,294,436
LIABILITIES
Current liabilities:
Short-term borrowings	4,691,910	5,549,008	804,437
Trade and notes payable	53,309,727	53,969,730	7,823,968
Amounts due to related parties, current	625,903	638,215	92,522
Taxes payable	439,240	306,346	44,411
Current portion of operating lease liabilities	2,163,768	2,179,413	315,949
Current portion of long-term borrowings	655,971	736,435	106,761
Accruals and other liabilities	16,696,044	15,224,724	2,207,121
Total current liabilities	78,582,563	78,603,871	11,395,169
Non-current liabilities:
Long-term borrowings	8,626,272	8,389,485	1,216,220
Non-current operating lease liabilities	10,092,039	9,713,184	1,408,116
Amounts due to related parties, non-current	604,178	777,289	112,683
Deferred tax liabilities	112,691	118,487	17,177
Other non-current liabilities	13,690,778	14,098,969	2,043,923
Total non-current liabilities	33,125,958	33,097,414	4,798,119
Total liabilities	111,708,521	111,701,285	16,193,288

NIO INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
MEZZANINE EQUITY
Redeemable non-controlling interests	8,551,854	10,173,477	1,474,844
Total mezzanine equity	8,551,854	10,173,477	1,474,844
SHAREHOLDERS’ EQUITY
Total NIO Inc. shareholders’ equity	4,159,460	4,340,065	629,177
Non-controlling interests	(18,757)	(19,818)	(2,873)
Total shareholders’ equity	4,140,703	4,320,247	626,304
Total liabilities, mezzanine equity and shareholders’ equity	124,401,078	126,195,009	18,294,436

NIO INC.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	9,939,305	31,606,179	22,783,708	3,302,944
Other sales	2,095,424	3,044,062	2,748,947	398,514
Total revenues	12,034,729	34,650,241	25,532,655	3,701,458
Cost of sales:
Vehicle sales	(8,925,641)	(25,893,175)	(18,491,467)	(2,680,700)
Other sales	(2,189,534)	(2,683,007)	(2,182,051)	(316,331)
Total cost of sales	(11,115,175)	(28,576,182)	(20,673,518)	(2,997,031)
Gross profit	919,554	6,074,059	4,859,137	704,427
Operating expenses:
Research and development	(3,181,403)	(2,025,954)	(1,885,024)	(273,271)
Selling, general and administrative	(4,400,763)	(3,537,388)	(3,497,306)	(507,003)
Other operating income, net	244,484	296,553	214,382	31,079
Total operating expenses	(7,337,682)	(5,266,789)	(5,167,948)	(749,195)
(Loss)/profit from operations	(6,418,128)	807,270	(308,811)	(44,768)
Interest and investment income	173,216	126,517	115,894	16,801
Interest expenses	(244,862)	(205,130)	(214,405)	(31,082)
Gain on extinguishment of debt	(14,660)	—	—	—
Share of losses of equity investees	(256,195)	(529,242)	(37,908)	(5,496)
Other income, net	15,227	100,586	125,266	18,160
(Loss)/profit before income tax expense	(6,745,402)	300,001	(319,964)	(46,385)
Income tax expense	(4,631)	(17,283)	(12,118)	(1,757)
Net (loss)/profit	(6,750,033)	282,718	(332,082)	(48,142)
Accretion on redeemable non-controlling interests to redemption value	(144,490)	(161,624)	(164,987)	(23,918)
Net loss attributable to non-controlling interests	3,462	1,349	1,061	154
Net (loss)/profit attributable to ordinary shareholders of NIO Inc.	(6,891,061)	122,443	(496,008)	(71,906)
Net (loss)/profit	(6,750,033)	282,718	(332,082)	(48,142)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	75,911	(121,977)	(148,948)	(21,593)
Total other comprehensive income/(loss)	75,911	(121,977)	(148,948)	(21,593)
Total comprehensive (loss)/income	(6,674,122)	160,741	(481,030)	(69,735)
Accretion on redeemable non-controlling interests to redemption value	(144,490)	(161,624)	(164,987)	(23,918)
Net loss attributable to non-controlling interests	3,462	1,349	1,061	154
Comprehensive (loss)/income attributable to ordinary shareholders of NIO Inc.	(6,815,150)	466	(644,956)	(93,499)
Weighted average number of ordinary shares/ADSs used in computing net (loss)/profit per share/ADS
Basic	2,093,881,620	2,469,498,703	2,481,180,303	2,481,180,303
Diluted	2,093,881,620	2,510,927,676	2,481,180,303	2,481,180,303
Net (loss)/profit per share/ADS attributable to ordinary shareholders
Basic	(3.29)	0.05	(0.20)	(0.03)
Diluted	(3.29)	0.05	(0.20)	(0.03)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended March 31, 2026
	GAAP Result	Share-based compensation	Accretion on redeemable non- controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(20,673,518)	10,097	—	(20,663,421)
Research and development expenses	(1,885,024)	176,844	—	(1,708,180)
Selling, general and administrative expenses	(3,497,306)	188,629	—	(3,308,677)
Total	(26,055,848)	375,570	—	(25,680,278)
(Loss)/profit from operations	(308,811)	375,570	—	66,759
Net (loss)/profit	(332,082)	375,570	—	43,488
Net (loss)/profit attributable to ordinary shareholders of NIO Inc.	(496,008)	375,570	164,987	44,549
Net (loss)/profit per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(0.20)	0.15	0.07	0.02
Net (loss)/profit per share/ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.03)	0.02	0.01	0.00

	Three Months Ended December 31, 2025
	GAAP Result	Share-based compensation	Accretion on redeemable non- controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(28,576,182)	14,098	—	(28,562,084)
Research and development expenses	(2,025,954)	281,102	—	(1,744,852)
Selling, general and administrative expenses	(3,537,388)	148,868	—	(3,388,520)
Total	(34,139,524)	444,068	—	(33,695,456)
Profit from operations	807,270	444,068	—	1,251,338
Net profit	282,718	444,068	—	726,786
Net profit attributable to ordinary shareholders of NIO Inc.	122,443	444,068	161,624	728,135
Net profit per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	0.05	0.18	0.06	0.29

	Three Months Ended March 31, 2025
	GAAP Result	Share-based compensation	Accretion on redeemable non- controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(11,115,175)	15,001	—	(11,100,174)
Research and development expenses	(3,181,403)	267,047	—	(2,914,356)
Selling, general and administrative expenses	(4,400,763)	188,891	—	(4,211,872)
Total	(18,697,341)	470,939	—	(18,226,402)
Loss from operations	(6,418,128)	470,939	—	(5,947,189)
Net loss	(6,750,033)	470,939	—	(6,279,094)
Net loss attributable to ordinary shareholders of NIO Inc.	(6,891,061)	470,939	144,490	(6,275,632)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.29)	0.21	0.07	(3.01)

i All translations from RMB to USD for the first quarter of 2026 were made at the rate of RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.